Exhibit (d)(10)

Security Benefit Corporation

One Security Benefit Place

Topeka, KS 66636

May 9, 2016

Cain Hoy Enterprises LP

350 Park Avenue, 14th Floor

New York, NY 10022

Re: Guaranty of Commitment

Ladies and Gentlemen:

Reference is hereby made to that certain letter agreement (the “Equity Commitment Letter”), dated as of the date hereof, by and between Cain Hoy Enterprises LP (“Cain Hoy”) and SBEEG Holdings, LLC. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Equity Commitment Letter.

Pursuant to the Equity Commitment Letter, Cain Hoy has, subject to the terms and conditions therein, committed to purchase, or to cause one of its affiliates to purchase, at or prior to Closing, preferred stock of New Holdco, for an aggregate purchase price of $75,000,000.

On the terms and subject to the conditions of this letter agreement, Security Benefit Corporation (“SBC”) guarantees the Commitment (the “Guarantee”). The obligation to provide the Guarantee terminates on the date the Commitment terminates in accordance with the terms of the Equity Commitment Letter.

SBC’s obligation to fund the Guarantee is subject to the satisfaction, or waiver of each of the conditions set forth in the Equity Commitment Letter. Cain Hoy agrees that, without the prior consent of SBC, it shall not waive any of the conditions set forth in the Equity Commitment Letter.

If you are in agreement with the foregoing, please affix your signature below.

Very truly yours,

Security Benefit Corporation

By:	/s/ Michael Kiley
Name:	Michael Kiley
Title:	CEO

Accepted and Agreed:

Cain Hoy Enterprises LP

By:	/s/ Jonathan Goldstein
Name:	Jonathan Goldstein
Title:	Chief Executive Officer